UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.           )*

Akers Biosciences, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

00973E409

(CUSIP Number)

November 17, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 00973E409	Page 2 of 9

1	NAMES OF REPORTING PERSONS Mainfield Enterprises Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,081,081
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,081,081

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,081,081
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.80% (See Item 4)
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP No. 00973E409	Page 3 of 9

1	NAMES OF REPORTING PERSONS Trumano International Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,081,081
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,081,081

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,081,081
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.80% (See Item 4)
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP No. 00973E409	Page 4 of 9

1	NAMES OF REPORTING PERSONS Enright Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,081,081
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,081,081

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,081,081
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.80% (See Item 4)
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP No. 00973E409	Page 5 of 9

1	NAMES OF REPORTING PERSONS Mercury Advisory Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,081,081
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,081,081

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,081,081
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.80% (See Item 4)
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP No. 00973E409	Page 6 of 9

1	NAMES OF REPORTING PERSONS Eli Gabso
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,081,081
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,081,081

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,081,081
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.80% (See Item 4)
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 00973E409	Page 7 of 9

Item 1.	(a) Name of Issuer:

Akers Biosciences, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

1185 Avenue of the Americas
3rd Floor
New York, New York 10036

Items 2	(a) Name of Person Filing:

(b) Address of Principal Business Office or, if None, Residence:

(c) Citizenship:

This Schedule 13G is being filed on behalf of (i) Mainfield Enterprises Inc. (“Mainfield”), a corporation organized under the laws of the British Virgin Islands, (ii) Trumano International Inc., a corporation organized under the laws of the British Virgin Islands (“Trumano”), (iii) Enright Holding Corp., a corporation organized under the laws of the British Virgin Islands (“Enright”), (iv) Mercury Advisory Limited (UK) (“Mercury”), a corporation organized under the laws of the United Kingdom, and (v) Eli Gabso, a citizen of the United Kingdom (collectively, with Mainfield, Trumano, Enright and Mercury, the “Reporting Persons”).

The principal business address of Mainfield, Trumano and Enright is c/o Icaza, Gonzalez-Ruiz & Aleman (BVI) Trust Limited, Tortola Pier Park, Building 1, Second Floor, Wickhams Cay I, Tortola VG1110, Tortola, British Virgin Islands.

The principal business address of Mercury and Mr. Gabso is c/o Sage Capital Global Limited, 9th Floor, Berkeley Square House, Berkeley Square, W1J6BR, London, UK.

(d) Title of Class of Securities:

Common stock, no par value per share (the “Common Stock”)

(e) CUSIP Number:

00973E409

Item 3.	Not applicable.

Item 4.	Ownership:

(a)     and (b)

Following the consummation of the transaction contemplated by the Securities Purchase Agreement (the “SPA”) with the Issuer (which transaction is described in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 12, 2020), each of the Reporting Persons may be deemed to have beneficial ownership of 1,081,081 shares of Common Stock, representing 5.8% of the Issuer’s outstanding shares of Common Stock. The number of outstanding shares of Common Stock is based on (1) 8,859,868 shares of Common Stock outstanding as of November 6, 2020 as disclosed by the Issuer pursuant to the SPA, plus (2) 9,765,933 shares of Common Stock issued at the closing of the transaction contemplated by the SPA. The beneficial ownership of the Reporting Persons excludes 1,081,081 shares of Common Stock issuable upon an exercise of a warrant held by Mainfield because the warrant contains a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,162,162 shares of Common Stock. Upon 61 days’ notice, Mainfield has the option to increase or decrease the aforementioned limitation, provided that it may not exceed 9.99%.

SCHEDULE 13G

CUSIP No. 00973E409	Page 8 of 9

The shares of Common Stock reported hereby for the Reporting Persons are held directly by Mainfield, which is wholly-owned by Trumano. Trumano is party to an investment management agreement with Enright. Enright is party to an advisory agreement with Mercury, and Mr. Gabso exercises investment discretion of the shares of Common Stock on behalf of Mercury.

(c)	Number of shares to which such Reporting Persons have:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,081,081

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,081,081

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Materials filed as Exhibits

Exhibit 99.1	Joint Filer Agreement
Exhibit 99.2	Special Power of Attorney of Mainfield Enterprises Inc.
Exhibit 99.3	Special Power of Attorney of Trumano International Inc.

SCHEDULE 13G

CUSIP No. 00973E409	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 18, 2021

Mainfield Enterprises Inc.
**
Name:
Title:

Trumano International Inc.
**
Name:
Title:

Enright Holding Corp.
/s/ Idan Moskovich
Name: Idan Moskovich
Title: Director

MERCURY ADVISORY LIMITED
/s/ Eli Gabso
Name: Eli Gabso
Title: Director

/s/ Eli Gabso
Name: Eli Gabso

**	/s/ Idan Moskovich

By: Idan Moskovich, as Attorney-in-Fact

This Schedule 13G was executed on behalf of Mainfield Enterprises Inc. and Trumano International Inc. pursuant to  a power of attorney issued by each entity. A copy of each power of attorney is included as an exhibit to this Schedule 13G.